================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 13)*
                             -----------------------

                             TRIARC COMPANIES, INC.
                                (Name of Issuer)

                 CLASS A COMMON STOCK, PAR VALUE $.10 PER SHARE
                         (Title of Class of Securities)

                                   895927 10 1
                                 (CUSIP Number)

                                  PETER W. MAY
                           C/O TRIARC COMPANIES, INC.
                                 280 PARK AVENUE
                            NEW YORK, NEW YORK 10017
                            TEL. NO.: (212) 451-3000
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)
                             -----------------------

                                  JULY 1, 2003
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

-----------------------------                      -----------------------------
CUSIP NO. 895927 10 1                                              Page  2 of 10
-----------------------------                      -----------------------------


--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  DWG ACQUISITION GROUP, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  Not applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

                                        -0-      (See Item 5)
                                ------------------------------------------------
         NUMBER OF              8       SHARED VOTING POWER
           SHARES
     BENEFICIALLY OWNED                 5,343,662 (See Item 5)
      BY EACH REPORTING         ------------------------------------------------
           PERSON               9       SOLE DISPOSITIVE POWER
            WITH
                                        -0-  (See Item 5)
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        5,343,662  (See Item 5)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  5,343,662  (See Item 5)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  25.5%*
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------
------------------------
* As of April 30, 2003, there were 20,947,333 shares of Class A Common Stock outstanding, based on Triarc Companies, Inc.'s Form 10-Q for the Quarterly Period Ended March 30, 2003. All ownership percentages provided in this
     Schedule 13D are based on this number of shares outstanding.

-----------------------------                      -----------------------------
CUSIP NO. 895927 10 1                                              Page  3 of 10
-----------------------------                      -----------------------------


--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  NELSON PELTZ
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  Not applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

                                        1,707,506 (See Item 5)
                                ------------------------------------------------
         NUMBER OF              8       SHARED VOTING POWER
           SHARES
     BENEFICIALLY OWNED                 5,343,662 (See Item 5)
      BY EACH REPORTING         ------------------------------------------------
           PERSON               9       SOLE DISPOSITIVE POWER
            WITH
                                        1,707,506 (See Item 5)
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        5,343,662  (See Item 5)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  7,051,168   (See Item 5)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  31.7%  (See Item 5)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  IN
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
CUSIP NO. 895927 10 1                                              Page  4 of 10
-----------------------------                      -----------------------------


--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  PETER W. MAY
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  Not applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

                                        1,079,148 (See Item 5)
                                ------------------------------------------------
         NUMBER OF              8       SHARED VOTING POWER
           SHARES
     BENEFICIALLY OWNED                 5,343,662 (See Item 5)
      BY EACH REPORTING         ------------------------------------------------
           PERSON               9       SOLE DISPOSITIVE POWER
            WITH
                                        1,079,148 (See Item 5)
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        5,343,662  (See Item 5)
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  6,422,810 (See Item 5)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  29.6%  (See Item 5)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  IN
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
CUSIP NO. 895927 10 1                                              Page  5 of 10
-----------------------------                      -----------------------------


                        AMENDMENT NO. 13 TO SCHEDULE 13D


                  This Amendment No. 13 amends and supplements the Schedule 13D dated October 13, 1992 (the "Original Statement"), as amended and restated by Amendment No. 6 dated May 3,1993, as amended by Amendment No. 7 dated February 14, 1996, as amended by Amendment No. 8 dated October 13, 1998, as amended by Amendment No. 9 dated March 12, 1999, as amended by Amendment No. 10 dated May 4, 1999, as amended by Amendment No. 11 dated November 12, 2002 and as amended by Amendment No. 12 dated April 25, 2003 (the Original Statement, as so amended shall be known as the "Statement"), with respect to the Class A Common Stock, par value $.10 per share (the "Common Stock"), of Triarc Companies, Inc., a Delaware corporation and successor by merger to Triarc Companies, Inc., an Ohio corporation formerly named DWG Corporation (the "Company"). Unless otherwise indicated, all capitalized terms used herein shall have the same meaning as set forth in the Statement.

                  Except as set forth below, there are no changes to the information set forth in the Statement.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.


                  Item 5 of the Statement is amended by deleting the fourteenth paragraph thereof and substituting in its place the following paragraph:

                  DWG Acquisition Group, L.P., Mr. Peltz and Mr. May may be deemed to beneficially own an aggregate of 5,343,662, 7,051,168 and 6,422,810 shares of Common Stock, respectively, representing approximately 25.5%, 31.7% and 29.6% of the outstanding shares of Common Stock, respectively.

-----------------------------                      -----------------------------
CUSIP NO. 895927 10 1                                              Page  6 of 10
-----------------------------                      -----------------------------


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER.

                  Item 6 of the Statement is amended by deleting the second paragraph and substituting in place the following paragraph:

                  On December 21, 1995, all shares of Common Stock previously pledged by the Purchaser to Citibank were released. On January 19, 1996, the Custodial Loans were repaid in full and all shares of Common Stock previously pledged by the Purchaser to Custodial Trust Company were released. As of January 18, 1996, January 25, 1996, January 31, 1996, April 2, 2001 and April 2, 2003,
Messrs. Peltz and May each entered into separate loan documentation with respect to certain loans that are secured by shares of Common Stock (the "BOA Loans") made to each of them in the ordinary course of business by Bank of America, N.A., formerly known as NationsBank, N.A. ("BOA"). Each of the BOA Loans are revolving demand loans and bear interest at a rate based upon the London interbank offered rate. The BOA Loans made to Mr. Peltz are effectively secured by 21,200 shares of Common Stock owned by the Peltz L.P. and 3,562,415 shares of Common Stock owned by the Purchaser. The BOA Loans made to Mr. May are effectively secured by the 255,682 shares of Common Stock owned by Mr. May and 1,781,207 shares of Common Stock owned by the Purchaser. The loan documentation in connection with each of the BOA Loans contains standard default provisions and other provisions with respect to the shares of Common Stock pledged pursuant thereto. The Pledge and Security Agreement entered into by the Purchaser with respect to the Common Stock owned by it in favor of BOA and the amendment thereto are included in the documents filed as Exhibit 20 hereto and are incorporated herein by reference. The Pledge Agreement entered into by the Peltz L.P. with respect to the Common Stock owned by it and the Pledge and Security Agreement entered into by Mr. May with respect

-----------------------------                      -----------------------------
CUSIP NO. 895927 10 1                                              Page  7 of 10
-----------------------------                      -----------------------------


to the Common Stock owned by him are filed as Exhibits 26 and 27, respectively, hereto and are incorporated herein by reference.

                  Item 6 of the Statement is amended by replacing the words "which are filed respectively as Exhibits 1, 2, 3, 8, 20 and 25" in the first sentence of the fourth paragraph with the following:

                  "Which are filed as Exhibits 1, 2, 3, 8, 20 and 25-27."


ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

                  The following documents are included in this Statement as exhibits thereto:

                  26. Pledge Agreement dated as of April 2, 2001, made by Pelltz Family Limited Partnership in favor of Bank of America, N.A.

                  27. Pledge and Security Agreement dated April 2, 2003, made by Peter W. May, in favor of Bank of America, N.A.

-----------------------------                      -----------------------------
CUSIP NO. 895927 10 1                                              Page  8 of 10
-----------------------------                      -----------------------------


                                   SIGNATURES

                  After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: July 1, 2003



                                   DWG ACQUISITION GROUP, L.P.

                                   By:  /s/ Nelson Peltz
                                        ---------------------------------------
                                        Name:   Nelson Peltz
                                        Title:  General Partner


                                   By:  /s/ Peter W. May
                                        ---------------------------------------
                                        Name:   Peter W. May
                                        Title:  General Partner


                                   /s/ Nelson Peltz
                                   --------------------------------------------
                                   Nelson Peltz


                                   /s/ Peter W. May
                                   --------------------------------------------
                                   Peter W. May

-----------------------------                      -----------------------------
CUSIP NO. 895927 10 1                                              Page  9 of 10
-----------------------------                      -----------------------------


                                  EXHIBIT INDEX
                                  -------------

    EXHIBIT                             DESCRIPTION                             PAGE NO.
    -------                             -----------                             --------
       1         Stock Purchase Agreement dated as of October 1, 1992 by        Filed with
                 and between the  Purchaser, Posner, Posner Trust and           Original
                 Security Management.                                           Statement

       2         Exchange Agreement dated as of October 12, 1992 between        Filed with
                 the Company and Security Management.                           Original
                                                                                Statement

       3         Agreement dated as of October 1, 1992 between the              Filed with
                 Company and the Purchaser.                                     Original
                                                                                Statement

       4         Agreement of Limited Partnership of the Purchaser dated as     Filed with
                 of September 25, 1992.                                         Original
                                                                                Statement

       5         Joint Filing Agreement of the Purchaser, Peltz and May.        Filed with
                                                                                Original
                                                                                Statement

       6         Memorandum of Understanding, dated January 21, 1993, by        Filed with
                 and between the Purchaser and William A. Ehrman,               Amendment
                 individually and derivatively on behalf of SEPSCO.             No. 2

       7         Letter dated January 25, 1993 from Steven Posner to the        Filed with
                 Purchaser (including proposed terms and conditions of          Amendment
                 Consulting Agreement to be entered into between the            No. 2
                 Company and Steven Posner).

       8         Undertaking and Agreement, dated February 9, 1993,             Filed with
                 executed by the Purchaser.                                     Amendment
                                                                                No. 3

       9         Amendment No. 3 dated as of April 14, 1993 to Agreement        Filed with
                 of Limited Partnership of the Purchaser.                       Amendment
                                                                                No. 4

      10         Citibank Loan Documents (Exhibits and Schedule omitted).       Filed with
                                                                                Amendment
                                                                                No. 4

      11         Republic Loan Documents (Exhibits and Schedules omitted).      Filed with
                                                                                Amendment
                                                                                No. 4

      12         Pledge and Security Agreement, dated as of April 5, 1993,      Filed with
                 between the Purchaser and Citibank.                            Amendment
                                                                                No. 5

      13         Custodial Loan Documents.                                      Filed with
                                                                                Amendment
                                                                                No. 5

-----------------------------                      -----------------------------
CUSIP NO. 895927 10 1                                              Page 10 of 10
-----------------------------                      -----------------------------


    EXHIBIT                             DESCRIPTION                             PAGE NO.
    -------                             -----------                             --------
      14         Agreement, dated May 2, 1994 among Nelson Peltz,               Filed with
                 Peter W. May and Leon Kalvaria.                                Amendment
                                                                                No. 6

      15         Amended and Restated Pledge and Security Agreement,            Filed with
                 dated as of July 25, 1994 between the Purchaser and            Amendment
                 Citibank.                                                      No. 6

      16         Amendment No. 1 dated as of November 15, 1992 to Agreement     Filed with
                 of Limited Partnership of the Purchaser.                       Amendment
                                                                                No. 7

      17         Amendment No. 2 dated as of March 1, 1993 to Agreement         Filed with
                 of Limited Partnership of the Purchaser.                       Amendment
                                                                                No. 7

      18         Amendment No. 4 dated a January 1, 1995 to Agreement of        Filed with
                 Limited Partnership of the Purchaser.                          Amendment
                                                                                No. 7

      19         Amendment No. 5 dated as of January 1, 1996 to                 Filed with
                 Agreement of Limited Partnership of the Purchaser.             Amendment
                                                                                No. 7

      20         BoA Loan documents (Exhibits and Schedules omitted).           Filed with
                                                                                Amendment
                                                                                No. 7

      21         Letter, dated October 12, 1998, from Messrs. Nelson Peltz      Filed with
                 and Peter W. May to the Company.                               Amendment
                                                                                No. 8

      22         Press release, issued by the Company, dated October 12,        Filed with
                 1998.                                                          Amendment
                                                                                No. 8

      23         Letter, dated October 12, 1998, from the Company to            Filed with
                 Messrs. Nelson Peltz and Peter W. May.                         Amendment
                                                                                No. 8

      24         Press release issued by the Company, dated March 10,           Filed with
                 1999.                                                          Amendment
                                                                                No. 9

      25         Amended and Restated Agreement of Limited Partnership          Filed with
                 of the Purchaser, amended and restated as of November 11,      Amendment
                 2002.                                                          No. 11

      26         Pledge Agreement dated April 2, 2001, made by Peltz Family     Filed herewith
                 Limited Partnership, in favor of Bank of America, N.A.

      27         Pledge and Security Agreement dated April 2, 2003, made        Filed herewith
                 by Peter W. May, in favor of Bank of America, N.A.
                 (Schedule II omitted).